EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Quarter ended
	March 21, 2008	March 23, 2007
Income from continuing operations before income taxes	$53	$35
Add (deduct):
Fixed charges	93	109
Capitalized interest	(3)	(2)
Amortization of capitalized interest	1	1
Minority interest in consolidated affiliates	9	11
Equity in earnings related to certain 50% or less owned affiliates	—	(2)
Distributions from equity investments	2	2
Dividends on preferred stock	(2)	(2)

Adjusted earnings	$153	$152

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$76	$94
Capitalized interest	3	2
Dividends on preferred stock	2	2
Portion of rents representative of the interest factor	12	11

Total fixed charges and preferred stock dividends	$93	$109

Ratio of earning to fixed charges and preferred stock dividends	1.6	1.4

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